

Mail Stop 3233

January 18, 2017

Via E-Mail
Barbara C. Johnston, Esq.
Senior Vice President, General Counsel
One Independent Drive, Suite 114
Jacksonville, Florida 32202

   Re: Regency Centers Corporation
     Amendment No. 1 to Registration Statement on Form S-4
     Filed January 17, 2017
     File No. 333-215241

Dear Ms. Johnston:

  We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 9, 2017 letter.

Exhibit 8.3

1. We note on page 2 of the opinion of Foley & Lardner LLP that the opinion has assumed that "Equity One will receive an opinion of counsel, on which the Company may rely, to the effect that, at all times since Equity One's taxable year ended December 31, 1995 and through the Closing Date, Equity One has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled Equity One to meet, through the Effective Time of the Merger, the requirements for qualification and taxation as a REIT under the Code." Please file this opinion of counsel to Equity One as an exhibit to your registration statement or remove this assumption from Foley & Lardner LLP's opinion. Please see Staff Legal Bulletin No. 19 and Securities Act Rule 436(f).

Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3758 with any questions.

Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney
Office of Real Estate and
Commodities

cc: Adam O. Emmerich, Esq.
        Wachtell, Lipton, Rosen & Katz